Exhibit 99.1
MCE Finance Limited
Index To Unaudited Quarterly Report
For the Nine Months Ended September 30, 2011

Page(s)

Unaudited MCE Finance Limited Condensed Consolidated Financial Statements	2-4

Unaudited MCE Finance Limited — Restricted Subsidiaries Group Condensed Consolidated Financial Statements	5-7

Unaudited Reconciliation of Financial Condition and Results of Operations of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited	8-9

MCE Finance Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	September 30, 2011	December 31, 2010
	(Unaudited)	(Audited)(1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$930,468	$410,767
Restricted cash	—	167,286
Accounts receivable, net	274,845	259,521
Amounts due from affiliated companies	204,464	183,881
Inventories	14,722	14,990
Prepaid expenses and other current assets	14,930	9,057

Total current assets	1,439,429	1,045,502

PROPERTY AND EQUIPMENT, NET	2,503,831	2,660,464
GAMING SUBCONCESSION, NET	613,814	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	72,446	94,470
LOAN TO SHAREHOLDER	56,140	—
DEFERRED FINANCING COSTS	39,742	45,387
LAND USE RIGHTS, NET	413,511	428,155

TOTAL	$5,225,048	$5,016,855

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,941	$8,880
Accrued expenses and other current liabilities	575,911	449,912
Current portion of long-term debt	—	202,997
Amount due to shareholder	1,065,831	1,071,121
Amounts due to affiliated companies	40,187	38,373

Total current liabilities	1,690,870	1,771,283

LONG-TERM DEBT	1,607,707	1,521,251
OTHER LONG-TERM LIABILITIES	4,831	6,476
DEFERRED TAX LIABILITIES	17,046	17,818
LAND USE RIGHT PAYABLE	8,281	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income (losses)	2,635	(7,786)
Accumulated losses	(368,047)	(578,153)

Total shareholders’ equity	1,896,313	1,675,786

TOTAL	$5,225,048	$5,016,855

(1)
The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net income (loss), to conform to the current period presentation.

MCE Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010(1)	2011	2010(1)

OPERATING REVENUES
Casino	$1,017,780	$706,876	$2,710,141	$1,811,715
Rooms	27,038	20,708	76,870	60,608
Food and beverage	15,557	12,799	45,865	40,684
Entertainment, retail and others	22,996	7,033	70,265	18,256

Gross revenues	1,083,371	747,416	2,903,141	1,931,263
Less: promotional allowances	(25,712)	(19,520)	(70,931)	(60,346)

Net revenues	1,057,659	727,896	2,832,210	1,870,917

OPERATING COSTS AND EXPENSES
Casino	(733,333)	(521,195)	(2,007,096)	(1,387,025)
Rooms	(4,857)	(3,778)	(13,881)	(10,545)
Food and beverage	(8,470)	(11,224)	(25,013)	(26,554)
Entertainment, retail and others	(14,378)	(5,098)	(43,536)	(9,241)
General and administrative	(56,678)	(50,769)	(166,126)	(142,922)
Pre-opening costs	(207)	(9,217)	(1,492)	(16,199)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(4,881)	(4,881)	(14,644)	(14,641)
Depreciation and amortization	(64,653)	(58,393)	(191,884)	(171,172)
Property charges and others	—	(125)	(25)	(91)

Total operating costs and expenses	(901,766)	(678,989)	(2,506,625)	(1,821,318)

OPERATING INCOME	155,893	48,907	325,585	49,599

NON-OPERATING EXPENSES
Interest expenses, net	(25,719)	(28,209)	(77,370)	(64,899)
Other finance costs	(2,574)	(3,821)	(10,684)	(6,441)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	3,294	—	3,294	—
Foreign exchange (loss) gain, net	(2,280)	436	(1,987)	642
Loss on extinguishment of debt	—	—	(25,193)	—
Costs associated with debt modification	—	—	—	(3,156)

Total non-operating expenses	(27,279)	(31,594)	(116,250)	(73,854)

INCOME (LOSS) BEFORE INCOME TAX	128,614	17,313	209,335	(24,255)
INCOME TAX CREDIT	194	234	771	745

NET INCOME (LOSS)	$128,808	$17,547	$210,106	$(23,510)

(1)
The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net income (loss), to conform to the current period presentation.

MCE Finance Limited
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010(1)	2011	2010(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$128,808	$17,547	$210,106	$(23,510)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	83,843	77,583	249,456	228,741
Amortization of deferred financing costs	2,098	3,564	9,747	10,508
Amortization of discount on senior notes payable	182	166	535	248
Loss on disposal of property and equipment	48	76	51	178
Allowance for doubtful debts and direct write off	7,071	4,431	27,301	22,342
Loss on extinguishment of debt	—	—	25,193	—
Written off deferred financing costs on modification of debt	—	—	—	1,992
Reclassification of accumulated losses of interest rate swap
agreements from accumulated other comprehensive losses	—	—	4,310	—
Change in fair value of interest rate swap agreements	(3,294)	—	(3,294)	—
Changes in operating assets and liabilities:
Accounts receivable	(39,282)	26,987	(25,281)	(29,488)
Amounts due from affiliated companies	(7,972)	(8,147)	(20,583)	(27,414)
Inventories	(530)	(253)	268	(1,329)
Prepaid expenses and other current assets	(5)	(967)	(5,873)	(437)
Long-term prepayment, deposits and other assets	(1,211)	317	(856)	568
Accounts payable	(735)	1,364	61	1,918
Accrued expenses and other current liabilities	132,844	87,373	139,861	79,483
Amounts due to affiliated companies	2,829	3,024	1,813	14,763
Other long-term liabilities	335	171	633	124
Deferred tax liabilities	(195)	(234)	(772)	(746)

Net cash provided by operating activities	304,834	213,002	612,676	277,941

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(11,658)	(31,611)	(34,493)	(149,103)
Deposits for acquisition of property and equipment	(1,971)	(28)	(3,864)	(863)
Payment for entertainment production costs	(70)	(9,891)	(70)	(27,048)
Changes in restricted cash	12,499	29,706	167,286	68,517
Payment for land use right	(7,689)	(7,340)	(15,271)	(39,458)
Loan to shareholder	(56,140)	—	(56,140)	—
Proceeds from sale of property and equipment	1	56	114	57

Net cash (used in) provided by investing activities	(65,028)	(19,108)	57,562	(147,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(866)	(329)	(28,171)	(21,523)
Amount due to shareholder	56,455	2,870	(5,290)	22,620
Principal payments on long-term debt	—	—	(117,076)	(444,066)
Proceeds from long-term debt	—	—	—	592,026

Net cash provided by (used in) financing activities	55,589	2,541	(150,537)	149,057

NET INCREASE IN CASH AND CASH EQUIVALENTS	295,395	196,435	519,701	279,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	635,073	259,958	410,767	177,293

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$930,468	$456,393	$930,468	$456,393

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(11,236)	$(13,679)	$(64,772)	$(43,531)
Cash paid for tax (net of refunds)	$(2)	$—	$(2)	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$1,973	$(9,549)	$3,750	$28,157
Costs of property and equipment funded through amounts due to affiliated companies and shareholder	$(91)	$(1,144)	$1	$—
Deferred financing cost funded through accrued expenses and other current liabilities	$787	$(329)	$1,290	$1,305

(1)
The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net income (loss), to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Balance Sheets (Unaudited)
(In thousands of U.S. dollars)

	September 30, 2011	December 31, 2010(1)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$930,468	$410,767
Restricted cash	—	167,286
Accounts receivable, net	274,845	259,521
Amounts due from affiliated companies	204,464	183,881
Amounts due from unconsolidated subsidiaries	2	2
Inventories	14,722	14,990
Prepaid expenses and other current assets	14,930	9,057

Total current assets	1,439,431	1,045,504

PROPERTY AND EQUIPMENT, NET	2,503,831	2,660,464
GAMING SUBCONCESSION, NET	613,814	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	72,446	94,470
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	56,146	6
DEFERRED FINANCING COSTS	39,742	45,387
LAND USE RIGHTS, NET	413,511	428,155

TOTAL	$5,225,056	$5,016,863

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,941	$8,880
Accrued expenses and other current liabilities	575,911	449,912
Current portion of long-term debt	—	202,997
Amount due to shareholder	1,065,825	1,071,117
Amounts due to affiliated companies	40,187	38,371

Total current liabilities	1,690,864	1,771,277

LONG-TERM DEBT	1,607,707	1,521,251
OTHER LONG-TERM LIABILITIES	4,831	6,476
DEFERRED TAX LIABILITIES	17,046	17,818
LAND USE RIGHT PAYABLE	8,281	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	—	—
Additional paid-in capital	2,261,725	2,261,725
Accumulated other comprehensive income (losses)	2,635	(7,786)
Accumulated losses	(368,033)	(578,139)

Total shareholders’ equity	1,896,327	1,675,800

TOTAL	$5,225,056	$5,016,863

(1)
The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net income (loss), to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Operations (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010(1)	2011	2010(1)

OPERATING REVENUES
Casino	$1,017,780	$706,876	$2,710,141	$1,811,715
Rooms	27,038	20,708	76,870	60,608
Food and beverage	15,557	12,799	45,865	40,684
Entertainment, retail and others	22,996	7,033	70,265	18,256

Gross revenues	1,083,371	747,416	2,903,141	1,931,263
Less: promotional allowances	(25,712)	(19,520)	(70,931)	(60,346)

Net revenues	1,057,659	727,896	2,832,210	1,870,917

OPERATING COSTS AND EXPENSES
Casino	(733,333)	(521,195)	(2,007,096)	(1,387,025)
Rooms	(4,857)	(3,778)	(13,881)	(10,545)
Food and beverage	(8,470)	(11,224)	(25,013)	(26,554)
Entertainment, retail and others	(14,378)	(5,098)	(43,536)	(9,241)
General and administrative	(56,678)	(50,769)	(166,126)	(142,922)
Pre-opening costs	(207)	(9,217)	(1,492)	(16,199)
Amortization of gaming subconcession	(14,309)	(14,309)	(42,928)	(42,928)
Amortization of land use rights	(4,881)	(4,881)	(14,644)	(14,641)
Depreciation and amortization	(64,653)	(58,393)	(191,884)	(171,172)
Property charges and others	—	(125)	(25)	(91)

Total operating costs and expenses	(901,766)	(678,989)	(2,506,625)	(1,821,318)

OPERATING INCOME	155,893	48,907	325,585	49,599

NON-OPERATING EXPENSES
Interest expenses, net	(25,719)	(28,209)	(77,370)	(64,899)
Other finance costs	(2,574)	(3,821)	(10,684)	(6,441)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—
Change in fair value of interest rate swap agreements	3,294	—	3,294	—
Foreign exchange (loss) gain, net	(2,280)	436	(1,987)	642
Loss on extinguishment of debt	—	—	(25,193)	—
Costs associated with debt modification	—	—	—	(3,156)

Total non-operating expenses	(27,279)	(31,594)	(116,250)	(73,854)

INCOME (LOSS) BEFORE INCOME TAX	128,614	17,313	209,335	(24,255)
INCOME TAX CREDIT	194	234	771	745

NET INCOME (LOSS)	$128,808	$17,547	$210,106	$(23,510)

(1)
The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net income (loss), to conform to the current period presentation.

MCE Finance Limited — Restricted Subsidiaries Group
Condensed Consolidated Statements of Cash Flows (Unaudited)
(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010(1)	2011	2010(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$128,808	$17,547	$210,106	$(23,510)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	83,843	77,583	249,456	228,741
Amortization of deferred financing costs	2,098	3,564	9,747	10,508
Amortization of discount on senior notes payable	182	166	535	248
Loss on disposal of property and equipment	48	76	51	178
Allowance for doubtful debts and direct write off	7,071	4,431	27,301	22,342
Loss on extinguishment of debt	—	—	25,193	—
Written off deferred financing costs on modification of debt	—	—	—	1,992
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	4,310	—
Change in fair value of interest rate swap agreements	(3,294)	—	(3,294)	—
Changes in operating assets and liabilities:
Accounts receivable	(39,282)	26,987	(25,281)	(29,488)
Amounts due from affiliated companies	(7,972)	(8,147)	(20,583)	(27,414)
Inventories	(530)	(253)	268	(1,329)
Prepaid expenses and other current assets	(5)	(967)	(5,873)	(437)
Long-term prepayment, deposits and other assets	(1,211)	317	(856)	568
Accounts payable	(735)	1,364	61	1,918
Accrued expenses and other current liabilities	132,844	87,373	139,861	79,483
Amounts due to affiliated companies	2,829	3,024	1,815	14,763
Other long-term liabilities	335	171	633	124
Deferred tax liabilities	(195)	(234)	(772)	(746)

Net cash provided by operating activities	304,834	213,002	612,678	277,941

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(11,658)	(31,611)	(34,493)	(149,103)
Deposits for acquisition of property and equipment	(1,971)	(28)	(3,864)	(863)
Payment for entertainment production costs	(70)	(9,891)	(70)	(27,048)
Changes in restricted cash	12,499	29,706	167,286	68,517
Payment for land use right	(7,689)	(7,340)	(15,271)	(39,458)
Loan to unconsolidated subsidiary	(56,140)	—	(56,140)	—
Proceeds from sale of property and equipment	1	56	114	57

Net cash (used in) provided by investing activities	(65,028)	(19,108)	57,562	(147,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(866)	(329)	(28,171)	(21,523)
Amount due to shareholder	56,455	2,870	(5,292)	22,620
Principal payments on long-term debt	—	—	(117,076)	(444,066)
Proceeds from long-term debt	—	—	—	592,026

Net cash provided by (used in) financing activities	55,589	2,541	(150,539)	149,057

NET INCREASE IN CASH AND CASH EQUIVALENTS	295,395	196,435	519,701	279,100
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	635,073	259,958	410,767	177,293

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$930,468	$456,393	$930,468	$456,393

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(11,236)	$(13,679)	$(64,772)	$(43,531)
Cash paid for tax (net of refunds)	$(2)	$—	$(2)	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$1,973	$(9,549)	$3,750	$28,157
Costs of property and equipment funded through amounts due to affiliated companies and shareholder	$(91)	$(1,144)	$1	$—
Deferred financing cost funded through accrued expenses and other current liabilities	$787	$(329)	$1,290	$1,305

(1)
The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net income (loss), to conform to the current period presentation.

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited
For the Nine Months Ended September 30, 2011
(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau
	Restricted	(Macau	Peninsula)		Consolidated
	Subsidiaries	Peninsula) Hotel	Developments		Total for MCE
	Group	Limited	Limited	Elimination	Finance Limited
Condensed Consolidated Balance Sheets (Unaudited) As of September 30, 2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	930,468				930,468
Accounts receivable, net	274,845				274,845
Amounts due from affiliated companies	204,464				204,464
Amounts due from (to) group companies	—	(1)	(1)	2	—
Amounts due from unconsolidated subsidiaries	2			(2)	—
Inventories	14,722				14,722
Prepaid expenses and other current assets	14,930				14,930

Total current assets	1,439,431	(1)	(1)	—	1,439,429

PROPERTY AND EQUIPMENT, NET	2,503,831				2,503,831
GAMING SUBCONCESSION, NET	613,814				613,814
INTANGIBLE ASSETS, NET	4,220				4,220
GOODWILL	81,915				81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	72,446				72,446
LOAN TO SHAREHOLDER	—		56,140		56,140
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	56,146			(56,146)	—
DEFERRED FINANCING COSTS	39,742				39,742
LAND USE RIGHTS, NET	413,511				413,511

TOTAL	5,225,056	(1)	56,139	(56,146)	5,225,048

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	8,941				8,941
Accrued expenses and other current liabilities	575,911				575,911
Amount due to shareholder	1,065,825	3	3		1,065,831
Amounts due to affiliated companies	40,187				40,187

Total current liabilities	1,690,864	3	3	—	1,690,870

LONG-TERM DEBT	1,607,707				1,607,707
OTHER LONG-TERM LIABILITIES	4,831				4,831
LOAN FROM (TO) GROUP COMPANIES	—		56,140	(56,140)	—
DEFERRED TAX LIABILITIES	17,046				17,046
LAND USE RIGHT PAYABLE	8,281				8,281

SHAREHOLDERS’ EQUITY
Ordinary shares	—	3	3	(6)	—
Additional paid-in capital	2,261,725				2,261,725
Accumulated other comprehensive income	2,635				2,635
Accumulated losses	(368,033)	(7)	(7)		(368,047)

Total shareholders’ equity	1,896,327	(4)	(4)	(6)	1,896,313

TOTAL	5,225,056	(1)	56,139	(56,146)	5,225,048

MCE Finance Limited
Unaudited Reconciliation of Financial Condition and Results of Operations
of MCE Finance Limited — Restricted Subsidiaries Group to MCE Finance Limited
For the Nine Months Ended September 30, 2011
(In thousands of U.S. dollars)

	Consolidated	Unrestricted Subsidiaries
	Total for MCE		Melco Crown
	Finance Limited -	Melco Crown	(Macau
	Restricted	(Macau	Peninsula)		Consolidated
	Subsidiaries	Peninsula) Hotel	Developments		Total for MCE
	Group	Limited	Limited	Elimination	Finance Limited
Condensed Consolidated Statements of Operations (Unaudited) For the Nine Months Ended September 30, 2011
OPERATING REVENUES
Casino	2,710,141				2,710,141
Rooms	76,870				76,870
Food and beverage	45,865				45,865
Entertainment, retail and others	70,265				70,265

Gross revenues	2,903,141	—	—	—	2,903,141
Less: promotional allowances	(70,931)				(70,931)

Net revenues	2,832,210	—	—	—	2,832,210

OPERATING COSTS AND EXPENSES
Casino	(2,007,096)				(2,007,096)
Rooms	(13,881)				(13,881)
Food and beverage	(25,013)				(25,013)
Entertainment, retail and others	(43,536)				(43,536)
General and administrative	(166,126)				(166,126)
Pre-opening costs	(1,492)				(1,492)
Amortization of gaming subconcession	(42,928)				(42,928)
Amortization of land use rights	(14,644)				(14,644)
Depreciation and amortization	(191,884)				(191,884)
Property charges and others	(25)				(25)

Total operating costs and expenses	(2,506,625)	—	—	—	(2,506,625)

OPERATING INCOME	325,585	—	—	—	325,585

NON-OPERATING EXPENSES
Interest expenses, net	(77,370)				(77,370)
Other finance costs	(10,684)				(10,684)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	(4,310)				(4,310)
Change in fair value of interest rate swap agreements	3,294				3,294
Foreign exchange loss, net	(1,987)				(1,987)
Loss on extinguishment of debt	(25,193)				(25,193)

Total non-operating expenses	(116,250)	—	—	—	(116,250)

INCOME BEFORE INCOME TAX	209,335	—	—	—	209,335

INCOME TAX CREDIT	771				771

NET INCOME	210,106	—	—	—	210,106